UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact February | 2026

Azul Successfully Concludes its Financial Restructuring Process in the United States of America (Chapter 11)

The Company emerges from the process with a significantly strengthened balance sheet, positioned for greater long-term stability and sustainable growth.

Reduction of debt and lease obligations of approximately US$ 2.5 billion.

São Paulo, February 20, 2026 – Azul S.A. ("Azul” or the “Company”) (B3: AZUL53; OTC: AZULQ), Brazil’s largest airline by number of cities served and nonstop domestic routes, hereby informs, in compliance with Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 44, dated August 23, 2021, and Article 157, paragraph 4, of Brazilian Law No. 6,404, dated December 15, 1976, that it has, as of today, successfully concluded its voluntary financial restructuring process, with its consequent emergence from Chapter 11 of the U.S. Bankruptcy Code, conducted before the United States Bankruptcy Court for the Southern District of New York (the “Court” and the “Restructuring”, respectively), following the repayment in full, on this same date, of the DIP (debtor-in-possession) financing and the settlement of the Company’s public offering of shares disclosed to the market on February 3, 2026 (the “Emergence Offering”).

As of today, each of the conditions precedent to the occurrence of the effective date under Azul’s plan of reorganization (previously confirmed by the Court on December 19, 2025, have been satisfied or waived in accordance therewith, and the Plan became effective and was substantially consummated, culminating in the Company’s emergence from Chapter 11.

As a result of the settlement of the Emergence Offering and of the reverse stock split approved at the Company’s extraordinary general meeting held on February 12, 2026, Azul’s new share capital amounts to BRL 21,756,852,177.39, divided into 54,730,851,778,811 registered common shares, with no par value. In the event the three series of warrants, which issuance was approved during the Board of Directors meeting of Azul held on February 19, 2026, as per the material fact disclosed to the market on such date, are fully exercised, then the total number of shares of the Company would be increased to 62,176,565,360,734.

Throughout this process, Azul carried out a comprehensive transformation of its balance sheet and emerges from Chapter 11 having achieved its key objectives, including strengthening its capital structure, increasing liquidity, and substantially reducing indebtedness, enabling greater sustainability and long-term growth for its operations.

The restructuring was implemented through agreements with its main creditors, including holders of the Company’s debt securities issued in the market, its largest aircraft lessor, AerCap, as well as two strategic investors, United Airlines, Inc. and American Airlines, Inc.

Key Results of the Restructuring

•	Significant Strengthening of Azul´s Financial Position

o	Reduction of loans and financing debt by approximately US$1.1 billion;
o	Reduction of aircraft lease debt by nearly 40%;
o	Estimated reduction in annual interest payments of more than 50% compared to pre-Chapter 11 levels;
o	Estimated reduction of approximately one-third of recurring aircraft leasing;
o	Estimated pro forma net leverage after implementation of the plan of reorganization, upon emergence, of less than 2.5x; and
o	Capital raise of approximately US$1.375 billion through the issuance of Senior Notes and US$950 million in equity commitments.

•	Streamlined and Efficient Process

o	Restructuring successfully completed in less than nine months, such timeframe being substantially shorter than restructurings of other airlines; and
o	Continued operating approximately 800 flights per day, without disruptions.

Material Fact February | 2026

•	Strong Operational Performance

o	Achievement of 2025 operational targets, notwithstanding the restructuring;
o	32 million customers carried in 2025, the highest number in Azul’s history;
o	4th most on-time airline in the world in 2025, according to Cirium;
o	Served more than 130 cities across 250 nonstop routes; and
o	Operational fleet of approximately 170 aircraft.

With its emergence from Chapter 11, Azul remains focused on delivering high-quality service to its customers and pursuing sustainable returns for its investors, supported by:

•	A highly diversified business model, which includes the operations of its business units Azul Cargo and Azul Viagens, as well as the Azul Fidelidade loyalty program;
•	A modern and efficient fleet, comprised of approximately 80% next-generation aircraft; and
•	Strong brand recognition, with international strategic partnerships.

Looking ahead, Azul remains focused on disciplined and sustainable growth, maintaining operational excellence, and generating long-term value for customers, crew members, and partners worldwide.

Additional Information

This Material Fact is for informational purposes only and should not be interpreted as a promise, guarantee, or indication of future performance of the Company, its subsidiaries, or its securities. The information disclosed herein regarding the completion of the reorganization process under Chapter 11 of the U.S. Bankruptcy Code, including those related to debt reduction, financial expenses, leverage, and other economic and financial indicators, reflects the Company’s situation as of the date of its disclosure and may be subject to assumptions, estimates, accounting criteria, subsequent adjustments, and methodological limitations.

Such information does not constitute projections, estimates, guidance, or commitments regarding future performance and should not be interpreted as a guarantee of results, maintenance of capital structure, or continuity of the economic and financial conditions currently observed.

The Company assumes no obligation to update, revise, or supplement the information contained herein, except as required by applicable law or regulation, including rules issued by the CVM.

Stakeholders seeking specific information regarding Azul’s Chapter 11 process may visit the dedicated website http://www.azulmaisforte.com.br. For information on the case and claim submissions, access https://cases.stretto.com/Azul or call (833) 888-8055 (toll-free in the U.S.) or +1 (949) 556-3896 (international).

About Azul

Azul S.A. (B3: AZUL53; OTC: AZULQ), Brazil’s largest airline in number of cities served, offers more than 800 daily flights to 137 destinations. With an operating fleet of approximately 170 aircraft and more than 15,000 crew members, the Company operates a network of 250 nonstop routes. Azul was ranked by Cirium, a leading aviation analytics company, as the 2nd most on-time airline in the world in 2023. In 2020, it was named the world’s best airline by TripAdvisor, the first time a Brazilian airline achieved the top position in the Traveler’s Choice Awards. For more information, visit Azul’s website: www.voeazul.com.br/imprensa.

Contact

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Press Relations Tel: +55 11 98196-1035 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 20, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer